Exhibit 99.1

AVG Announces 2015 Annual General Meeting and Published 2014 Annual Reports

AMSTERDAM, May 1, 2015 - AVG Technologies N.V. (NYSE: AVG) today announced that the Annual General Meeting of Shareholders of AVG (the AGM) will be held on June 11, 2015 at 09:30 a.m. CET, at AVG’s office, Gatwickstraat 9, 1043 GL Amsterdam in the Netherlands. AVG filed its annual report on Form 20-F for the year ended December 31, 2014 (the Form 20-F) with the U.S. Securities and Exchange Commission (SEC) on April 10, 2015 and released its 2014 Statutory Annual Report on April 30, 2015. In addition, AVG published its 2014 Remuneration Report on April 10, 2015.

The notice and agenda of the AGM, supplementary materials relating to the AGM, the Form 20-F, 2014 Statutory Annual Report and 2014 Remuneration Report are all available free of charge at the Investor Relations page (Shareholders Meetings section and Financials & Filings section under Annual Reports and SEC Filings) of AVG’s website at http://investors.avg.com. The notice and agenda of the AGM (which have been filed with the SEC on a Form 6-K), the Form 20-F and the 2014 Remuneration Report are also available on the SEC’s website at www.sec.gov. Interested parties may request a complimentary paper copy of any of the foregoing documents by contacting AVG’s investor relations department.

About AVG Technologies

AVG is the online security company providing simple, integrated software and services to secure devices, data and people. Over 202 million active users and businesses use AVG’s products and services worldwide.

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Investor relations contacts:

US: Bonnie Mc Bride	Europe: Camelia Isaic
Tel: + 1 415 806 0385	Tel: + 420 702 205 848
Email: bonnie.mcbride@avg.com	Email: camelia.isaic@avg.com
IR team email: ir@avg.com

Media contacts:
US: Deanna Contreras	Europe: Stephanie Kane
Tel: +1 415 371 2001	Tel: + 44 7817 631016
Email: deanna.contreras@avg.com	Email: stephanie.kane@avg.com

Press information: http://now.avg.com